EXHIBIT 12

WebMD Corporation

Computation of Ratio of Earnings to Fixed Charges
(In thousands)

						Three Months Ended
	Year Ended December 31,					March 31,

	1997	1998	1999	2000	2001	2001	2002
Coverage deficiency	$(28,005)	$(54,048)	$(287,992)	$(3,085,608)	$(6,689,669)	$(1,039,359)	$(34,390)

No computation of the ratio of earnings to fixed charges is presented as we had a loss from continuing operations for all periods presented. We needed additional earnings, as indicated by the coverage deficiency for each of the periods presented above, to achieve a ratio of earnings to fixed charges of 1.0X.